SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number  0-10537

A. Full title of the plan and the address of the plan if different from that of the issuer named below

Old Second Bancorp Inc. Employees 401(k) Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp Inc.

37 South River Street, Aurora, Illinois 60506

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp Inc. Employees’

401(k) Savings Plan and Trust

Years ended December 31, 2004 and 2003

with Report of Independent Auditors

Employer Identification #36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ERNST & YOUNG

May 27, 2005

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments	$47,789,445	$38,143,437
Participant contribution receivable	57,276	46,172
Employer match contribution receivable	30,591	26,390
Profit-sharing contribution receivable	490,527	639,473
Dividend and interest receivable	33	2,419

Liabilities
Accrued expenses	14,057	11,727
Other liabilities	—	5,458
Net assets available for benefits	$48,353,815	$38,840,706

See accompanying notes.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions
Participant contributions	$1,441,112	$1,388,368
Profit-sharing contributions	490,527	639,473
Employer match contributions	795,395	777,671
Rollover contributions	390,727	152,460
Dividend and interest income	497,213	386,745
Net realized and unrealized appreciation in fair value of investments	7,459,274	7,440,065
	11,074,248	10,784,782

Deductions
Benefit payments	1,534,740	1,368,728
Administrative expenses	26,399	11,727
Net increase	9,513,109	9,404,327
Net assets available for benefits:
Beginning of year	38,840,706	29,436,379
End of year	$48,353,815	$38,840,706

See accompanying notes.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2004 and 2003

1. Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the Plan). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the Company) who have met certain eligibility requirements may elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, the Plan was amended to permit participation by any employee, both salaried and nonsalaried, who meets the eligibility requirements, other than any employee who is a member of a collective bargaining unit under which retirement benefits were the subject of good faith bargaining. Eligible employees previously excluded from the Plan solely due to having been paid on a hourly basis rather than a salary basis shall, effective January 1, 1997, be credited with eligible service, benefit service, and vesting service (as defined) to the extent the employee would have been credited for such services had his or her employment with an affiliated company (as defined) been as a salaried employee rather than as an employee paid on an hourly basis.

Effective January 1, 2003, the Plan was restated and now permits employees of Old Second Mortgage Company who meet eligibility requirements to become a member of the profit-sharing portion of the Plan. Under the January 1, 2003, restatement, the following employees are excluded from participating in the Plan: union employees, leased employees, intermittent commissioned part-time employees, and temporary employees. Old Second Mortgage Company commissioned sales employees and appraisers and temporary employees are excluded from the profit-sharing portion of the Plan.

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect an unlimited reduction in compensation (subject to statutory wage limitations).

Maximum contribution limits of compensation may apply for certain highly compensated employees. In addition, prior to January 1, 2003, each participant may elect to make additional voluntary after-tax contributions subject to certain limitations as specified by the Plan. The Company contributes on behalf of each participant an amount equal to 100% of the participant’s salary reduction contributions made each pay period (safe harbor enhanced matching contribution), not to exceed 4% of the participant’s compensation. Participants must complete three months of service to be eligible for matching contributions.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes. Participants must complete one year of service to be eligible for profit-sharing contributions. Forfeitures are first used to pay Plan expenses. Any remaining forfeitures are used to reduce Company contributions. Forfeitures of $111,145 were used to reduce the 2004 profit-sharing contribution.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits. The benefit may be paid as a lump-sum amount or a series of installment payments, as determined by the participant or beneficiary. Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) Company contributions, and (b) Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, Company safe harbor matching contributions, and earnings thereon. Nonsafe harbor matching contributions and earnings thereon become 100% vested after two years of service.

Profit-sharing contributions and earnings thereon become 100%-vested after five years of service, as defined by the Plan.

Participant Loans

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except in the case of a loan for the purpose of acquiring a primary residence. The term of such loan shall be determined by the Company. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company. Principal and interest are paid ratably through semimonthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. Upon Plan termination, all participants become fully vested in their account balances.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Valuation of Investments

Investments in the Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans and the Money Market Funds are carried at the quoted market value of the underlying assets held in the funds. The registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common stock of Old Second Bancorp, Inc. is valued at the last reported bid price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Administrative Expenses

Administrative expenses of the Plan are paid by any available forfeitures and any excess paid by the Company.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

The fair value of the Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

	Years Ended December 31
	2004	2003

Common collective trust funds	$755,924	$1,541,231
Common stock	6,439,977	5,507,389
Registered investment companies	263,373	391,445
	$7,459,274	$7,440,065

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2004	2003
Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans:
OSNB Diversified Equity Portfolio	$5,367,992	$4,836,875
OSNB Bond Fund	2,160,494	2,306,988
OSNB Government Securities Fund	2,745,065	2,935,430
Old Second Bancorp, Inc. common stock	28,886,819	21,643,628

All investments are participant directed.

4. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 26, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-3143493  Plan #003

December 31, 2004

	Units/	Current
Identity of Issuer/Description	Shares	Value

Money Market
Northern Trust Benchmark Diversified Asset Portfolio	1,595,611	$1,595,611

Common Collective Trust Funds
OSNB Diversified Equity Portfolio*	151,344	5,367,992
OSNB Bond Fund*	15,866	2,160,494
OSNB Government Securities Fund*	57,651	2,745,065
OSNB Conservative Fund*	14,832	172,919
OSNB Balanced Fund*	101,667	1,406,644
OSNB Growth Fund*	112,075	1,037,663
OSNB Aggressive Fund*	90,612	1,275,934

Registered Investment Companies
Acorn Fund Class Z	23,475	620,903
Dodge & Cox Stock Fund	5,486	714,395
Vanguard Index Trust 500 Portfolio	4,382	489,247
Morgan Stanley International Equity	20,011	420,028
Twentieth Century Ultra Fund	16,389	483,477
T. Rowe Price Science & Technology Fund	11,319	216,195

Common Stock
Old Second Bancorp, Inc. common stock*	906,111	28,886,819
Participant loans*, interest rates of 4.25% to 8.75%		196,059
		$47,789,445

*Represents a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP INC.

	BY:	/s/ William B. Skoglund
William B. Skoglund

Chairman of the Board, Director
President and Chief Executive Officer
(principal executive officer)

	BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham

Senior Vice-President and
Chief Financial Officer, Director
(principal financial officer)

DATE: June 29, 2005